

November 1, 2010

Mr. Scott M. Cattanach
Principal Financial Officer
PSB Holdings, Inc.
1905 West Stewart Avenue
Wausau, Wisconsin 54401

> **Re:** **PSB Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 0-26480**

Dear Mr. Cattanach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009
Credit Quality, page 33

1. We note your disclosure that the majority of restructured loans represent capitalized loan principal and/or interest and real estate taxes on commercial purpose loans that borrowers were unable to make according to the original repayment terms. We also note that such loans are made in cases where the borrower's delinquency is considered short-term from circumstances the borrower is believed able to overcome or which would reduce your estimated total credit loss on the relationship. Please tell us whether you consider the borrowers in these cases to be experiencing financial difficulty and clarify whether you

consider these restructurings to be troubled debt restructurings as defined by ASC 310-40-15 (formerly SFAS 15).

2. We note the line item "restructured loans not on nonaccrual" in Table 16 on page 36. Please clarify whether this line item includes all of your restructured loans during the periods presented, or if you have other restructured loans (for example, on nonaccrual). If you have other restructured loans, quantify those loans for the periods presented and revise your table in future filings as necessary.

Notes to Consolidated Financial Statements

Note 1- Allowance for Loan Losses, page 66

3. We note the significant increase in charge-offs during the year. Please revise your future filings to provide more specific information regarding your charge-off policies. For example, we note your disclosure that loans are charged against the allowance for loan losses "when management believes the collectability of the principal is unlikely." Describe how you make this determination. If you charge-off loans after they are delinquent for a certain number of days, disclose that also.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

4. We note your presentation of "Total nonperforming assets as a percentage of total tangible common equity including the allowance for loan losses" (commonly referred to as the "Texas Ratio"). This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

-   To the extent you disclose or release publicly any material information that includes a non- GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure;

-   To the extent that you plan to disclose the ratio in future Forms 8-K under Item 2.02, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

-   To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Blume, Assistant Chief Accountant at 202-551-3474 or me if you have questions.

Sincerely,

John Nolan
Senior Assistant Chief Accountant